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                       OPINION OF KILPATRICK STOCKTON LLP




May 15, 2002


Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

                  Re: Ingles Markets, Incorporated (the "Company") Ingles Markets, Incorporated Amended and Restated 1997 Nonqualified Stock Option Plan
                           Registration Statement on Form S-8

Ladies and Gentlemen:

         We have been requested to advise regarding the legality of up to 8,000,000 shares of the Company's Class A Common Stock, $0.05 par value (the "Shares"), to be offered under the Ingles Markets, Incorporated Amended and Restated 1997 Nonqualified Stock Option Plan (the "Plan").

         As to matters of fact, we have examined and relied upon originals or copies certified to our satisfaction of such corporate records, certificates of corporate officers and certificates of public officials and have conducted such investigation as in our judgment is necessary or appropriate to enable us to render the opinion expressed below.

         Based on and subject to the foregoing, we are of the opinion that eight million (8,000,000) shares of Ingles Markets, Incorporated Class A Common Stock, $0.05 par value, have been reserved for issuance pursuant to the Plan. All such reserved shares have been duly authorized and will be validly issued, fully paid and nonassessable when delivered against proper payment therefor in accordance with the terms of the Plan.

         We hereby consent to the filing of a copy of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement referred to above.

                                   Very truly yours,

                                   KILPATRICK STOCKTON LLP


                                   By: /s/ Michael L. Drye, Partner
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